                                                                    EXHIBIT 99.3


                          CALEDONIA MINING CORPORATION

                                    SCHEDULES

ALL SCHEDULES SPECIFIED IN ARTICLE 5-04 OF REGULATION S-X ARE CONSIDERED NOT TO BE APPLICABLE TO THE CORPORATION.